BankGreenville Financial Corporation


BankGreenville

2007 Annual Report

Certain statements in this annual report contain "forward-looking statements," such as statements relating to future plans and expectations. Such forward-looking statements are subject to risks and uncertainties, such as a downturn in the economy, greater than expected non-interest expenses, regulatory changes and excessive loan losses, which could cause actual results to differ materially from future plans and expectations expressed or implied by such forward-looking statements. For a more detailed description of factors that could cause such differences, please see our filings with the SEC.

BankGreenville

March 25, 2008

Dear Shareholder,

We are pleased to report the results of our fourth quarter and year ended December 31, 2007. We experienced significant growth during 2007, our first full year of operations, and continue to move toward profitability. January 30, 2008 marked our two-year anniversary and we anticipate that we will break-even for the first quarter of 2008.

Total assets grew 85% to $58.6 million at December 31, 2007 from $31.7 million at December 31, 2006. Gross loans increased $22.2 million, or 158% to $36.2 million at December 31, 2007. Deposits increased $23.2 million, or 111% from $20.9 million to $44.1 million at December 31, 2007.

Our net loss for the fourth quarter of 2007 was $39,682, or $0.03 per share and our net loss for the year ended December 31, 2007 was $494,350, or $0.42 per share, an improvement of $291,035 over our loss of $785,385, or $0.67 per share in 2006.

Strong credit quality continues to be a major focus, and we are pleased that we had no nonperforming loans and no loans over 30 days past-due at December 31, 2007. Our allowance for loan losses as a percentage of outstanding loans was 1.23% at December 31, 2007. Given recent turbulence in the national economy, we will continue to be vigilant in our risk management practices.

Although 2008 will be a challenging year for the national economy, we are excited about our future and are extremely positive about the Greenville market. We will continue our original strategy of focusing on the Greenville market and on providing the highest quality banking products and services.

We appreciate your support as shareholders and clients. If you are not already banking with us, we would appreciate the opportunity to earn your business. Please contact us if we can be of assistance.

Sincerely,

Russel T. Williams
President & CEO

Financial Highlights
($ in millions)

Total Assets
Quarter End
December 2006 - 2007


$60
$50
$40
$30
$20
$10
Dec
Mar
Jun
Sep
Dec

Gross Loans
Quarter End
December 2006 - 2007


$40
$30
$20
$10
Dec
Mar
Jun
Sep
Dec

Deposits
Quarter End
December 2006 - 2007


$50
$40
$30
$20
$10
Dec
Mar
Jun
Sep
Dec

BankGreenville Financial Corporation
499 Woodruff Road
Greenville, South Carolina 29607

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Fellow Shareholder:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of BankGreenville Financial Corporation, the holding company for BankGreenville. At the meeting, we will report on our performance in 2007 and answer your questions. We look forward to discussing our plans with you. We encourage you to attend this meeting, and invite you to join us for a reception, immediately following the meeting.

This letter serves as your official notice that we will hold the meeting on April 24, 2008 at 5:30 p.m. at BankGreenville, 499 Woodruff Road, Greenville, South Carolina 29607, for the following purposes:

1. To elect five members to the board of directors;

2. To ratify the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the fiscal year ending December 31, 2008; and

3. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 7, 2008 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon and our report on our performance in 2007, our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,

Arthur L. Howson, Jr.
Chairman of the Board of Directors

March 25, 2008
Greenville, South Carolina

BANKGREENVILLE FINANCIAL CORPORATION
499 Woodruff Road
Greenville, South Carolina 29607

Proxy Statement for the Annual Meeting of
Shareholders to be Held on April 24, 2008

Our board of directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The board set March 7, 2008 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 1,180,000 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock represented at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold your shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Arthur L. Howson, Jr. and Russel T. Williams as your representatives at the meeting. Messrs. Howson and Williams will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Howson and Williams will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors" and for the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the fiscal year ending December 31, 2008. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Howson and Williams will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the *shareholder of record*, you must first obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares.)

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority, and shares subject to a broker non-vote on a matter will not be considered to be entitled to vote on the matter at the meeting. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are enclosing with this proxy statement a copy of our audited financial statements for the year ended December 31, 2007. In addition, our Annual Report on Form 10-KSB for the year ended December 31, 2007 and other SEC filings are available to the public on the SEC's website on the Internet at **www.sec.gov** or at our company website address at **www.BankGreenville.com**. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-KSB. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about March 25, 2008.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. The current terms of the Class III directors will expire at the meeting. The terms of the Class I directors expire at the 2009 annual shareholders meeting and the terms of the Class II directors expire at the 2010 annual shareholders meeting. Our directors and their classes are:

Class I	Class II	Class III
Jeffrey L. Dezen	R Bruce Harman	Jonathan T. McClure
Roger H. Gower	Arthur L. Howson, Jr.	David A. Merline, Jr.
Frank B. Halter, Jr.	Paula S. King	William H. Pelham
	J. Matthew Shouse	Russel T. Williams

As some of you may know, one of our organizers and directors, Robert L. Kunz, passed away in February 2007. Mr. Kunz was a Class II director. Our board of directors decided at that time not to fill his vacancy on the board and reduced the size of the board from 11 to 10 directors. As a result, there were only three Class II directors elected at the 2007 shareholder meeting. Our board of directors now believes it is in the best interest of the company to increase the size of the board back to 11 directors and therefore recently appointed J. Matthew Shouse as a Class II director. South Carolina law states that the term of any director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Therefore, Mr. Shouse's term expires at our 2008 shareholders meeting. However, to ensure that the terms of only approximately one-third of our directors expire at each annual meeting, we are nominating Mr. Shouse as a Class II director to serve a two-year term.

Shareholders will elect one nominee as a Class II director to serve a two-year term, expiring at the 2010 annual meeting of shareholders, and four nominees as Class III directors at the meeting to serve a three-year term, expiring at the 2011 annual meeting of shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the five nominees receiving the highest number of votes will be elected.

The board of directors recommends that you elect Mr. Shouse as a Class II director and Messrs. McClure, Merline, Pelham, and Williams as Class III directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Howson and Williams will vote your proxy to elect Messrs. McClure, Merline, Pelham, Shouse and Williams. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Howson and Williams will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. All nominees, with the exception of Mr. Shouse, are original directors and are also organizers of our subsidiary, BankGreenville. All of our directors, including Mr. Shouse, are also directors of BankGreenville.

The board unanimously recommends a vote <u>FOR</u> the following nominee as a Class II director.

J. Matthew Shouse, 39, Class II director, has been employed by Lazarus-Shouse Communities, a residential development and home building company with operations in the Upstate area, since 2000 and recently became co-owner of Lazarus-Shouse Homes, focusing solely on single-family residential construction. A lifelong resident of Greenville, Mr. Shouse earned a B.A. in Business Economics from Wofford College in 1991 and was involved with convenience store operations, container sales and commercial real estate prior to joining the development/building industry. He is an active member of The Rotary Club of Greenville, past chairman of the Club's Roper Mountain Holiday Lights and of the Rotary Family Literacy Center at the YWCA project, and past president of the Club. He is also a past member of the boards of directors of The Roper Mountain Science Center Association and the YMCA Camp Greenville. Mr. Shouse currently serves as a member of The Rotary Club of Greenville board of directors and as secretary of the Rotary Charities, Inc. board of directors. Mr. Shouse is a member of Buncombe Street United Methodist Church board of stewards and past co-chair of its recent capital campaign that raised money for debt reduction and funding assistance for the Triune Mercy Center.

The board unanimously recommends a vote FOR the following nominees as Class III directors.

Jonathan T. McClure, 48, Class III director, is a Greenville native and founder and chief executive officer of ISO Poly Films, Inc., a plastic films provider founded in 1998 and located in Gray Court, South Carolina. Mr. McClure attended Liberty University from 1979 to 1981 and received his B.S. degree in business administration in 1983 from the University of South Carolina Upstate. In 2001 and 2002, Mr. McClure was named Ernst & Young's South Carolina Entrepreneur of the Year and in 2002 was elected to the E&Y Entrepreneur Hall of Fame. Mr. McClure's company was recognized by Entrepreneur Magazine and Dun & Bradstreet as one of the "Hot 100" Small Businesses in the United States from 1999 to 2001. In 2002, then-Governor Jim Hodges named Mr. McClure as an economic ambassador for South Carolina. Mr. McClure received the Silver Crescent Award for Manufacturing Excellence & Manufacturer of the Year in 2003 and his company was named one of the "Top 25 Fastest Growing Companies" in South Carolina in 2002. He has made numerous presentations to the Darla Moore School of Business of the University of South Carolina, the Clemson University School of Business, and the Kenan-Flagler Business School at the University of North Carolina. Mr. McClure is president of the board of directors of the Boys Home of the South and serves on the board of the Laurens County Chamber of Commerce.

David A. Merline, Jr., 49, Class III director, is a shareholder and the president of Merline & Meacham, P.A. where he has practiced law since 1984. He is a certified specialist in the fields of both taxation law and estate planning/probate law by the Supreme Court of South Carolina. He is listed in the book The Best Lawyers in America in the following four fields: corporate law, employee benefits law, taxation law, and trusts and estates law. Mr. Merline received his B.A. degree, magna cum laude, from Furman University, his J.D. degree from the University of South Carolina School of Law, and his Master of Laws In Taxation degree from the University of Miami School of Law. He is a Fellow of the American College of Trust and Estate Counsel. He is a past chairman of the South Carolina Estate Planning and Probate Law Specialization Advisory Board and a past member of the board of directors of the University of South Carolina Law School Association. He is a past president of the Greenville County Taxation, Estate Planning, Probate and Trust Law Section, and the Greenville Young Lawyers Association. Mr. Merline is the author of numerous articles and co-author of two books: South Carolina Limited Liability Companies & Limited Liability Partnerships, South Carolina Bar CLE Division (3d Ed. 2000), and South Carolina Corporate Practice Manual, South Carolina Bar CLE Division (2d Ed. 2005). He is a member of Buncombe Street United Methodist Church and the Rotary Club of Greenville.

William H. Pelham, 53, Class III director, is a Greenville native who has been the owner and president of Pelham Architects, L.L.C. since its founding in 1983. The architectural firm specializes in residential projects, including new houses, renovations and additions, and historic preservation. Mr. Pelham, a registered architect, graduated from Clemson University in 1977 with a B.A. degree in pre-architecture and in 1981 with a masters degree in architecture. Mr. Pelham is a partner in RPM Partnership LLP, a downtown property owner, and on the board of directors of Central Realty Corporation, Central Associates, LP, and CI, Inc. Mr. Pelham currently serves as chair of the Christ Church Episcopal School Annual Fund, on the City of Greenville's Art in Public Places Commission, and as president of the Board of Governors of the Poinsett Club. He is a past member and chair of the City of Greenville's Zoning Adjustments and Appeals board, former chair and member of the Poinsett Club Building & Grounds committee, and former member of the Poinsett Club membership committee. His involvement with the Warehouse Theatre includes serving as president and as chair of the director search and building committees. Mr. Pelham is a member of AIA Greenville, SC/AIA, the American Institute of Architects, the National Trust for Historic Preservation, Upstate Forever, the Greater Greenville Chamber of Commerce, the Better Business Bureau, and Buncombe Street United Methodist Church.

Russel T. Williams, 47, Class III director, is our president and chief executive officer. From 2001 to 2005 Mr. Williams served as senior vice president, Commercial Lending with Palmetto Bank, a $900 million Upstate-based community bank. Mr. Williams began his career with The C&S National Bank of South Carolina in 1985 and has served in positions of increasing responsibility in the commercial lending and credit administration areas of several other South Carolina financial institutions. His background includes service as a commercial lender with Carolina First, Greenville Area Executive with NBSC, and chief credit officer with New Commerce Bank. Mr. Williams also has five years of experience as a senior lender and manager in the government guaranteed small business lending industry. Mr. Williams is a 1983 graduate of Davidson College, a 1985 graduate of the University of Tennessee M.B.A. program, and a 1992 graduate "with honors" from the American Banker's Association Stonier Graduate School of Banking. He is a graduate of Leadership Greenville Class XVIII. Mr. Williams serves on the Greenville United Way Impact Council for Strengthening Families and Neighborhoods. He has served as past board president of The Juvenile Diabetes Research Foundation-Upstate South Carolina Chapter and the Speech, Hearing and Learning Center, and is a past member of the board of the Internal Medicine Associates Patient Care Center. Mr. Williams has been active in the South Carolina Bankers Association, having served as a board member of the SCBA Young Bankers Division and a member of the SCBA Credit Committee. Mr. Williams has been a Greenville resident for 23 years.

Set forth below is also information about each of our other directors and executive officers. Each of the following directors is an original director and is also an organizer and a director of our subsidiary, BankGreenville.

Jeffrey L. Dezen, 52, Class I director, is president of Jeff Dezen Public Relations, a marketing and communications consulting firm in Greenville, South Carolina which provides public relations counsel to a diverse group of national and regional corporations. Mr. Dezen's experience includes sports and manufacturing sectors, professional services, the health care, not-for-profit and hospitality markets, as well as retail and business-to-business channels. He earned a B.A. from Dickinson College and a Masters degree in English at Pennsylvania State University. In addition to having held faculty positions at several universities, including Clemson University and Frostburg State University, Mr. Dezen serves on the board of directors of The Alliance for Quality Education, the Greenville Technical College Marketing Advisory board. He is past-president of Greenville High School's Parent-Teacher Association. Mr. Dezen has been a Greenville resident since 1985.

Roger H. Gower, 56, Class I director, is a fifth generation native Greenvillian who returned to Greenville to join Greenville Ob-Gyn Associates in 1982 after graduating from Emory University with a B.A. in chemistry in 1973 and a medical degree from the Medical University of South Carolina in 1977. Dr. Gower was certified by the American College of Ob-Gyn in 1982 and has been annually recertified since 1999. He has been active in medical staff services with the Greenville Hospital System as chairman of planning, medical staff president and chairman of credentialing, as well as serving on the boards of the Greenville Health Corporation and the Physician Hospital Organization. Professionally, he is a fellow of the American College of Ob-Gyn, a member of the American Medical Association, South Carolina and Greenville County medical societies and the South Atlantic Society of Ob-Gyn. He serves as the physician manager of Greenville Ob-Gyn Associates, an eight-doctor group. In the community, he has been involved with the Rotary Club, Westminster Presbyterian Church, the United Way, the American Red Cross and the Greenville County Historical Society, serving on the latter two boards.

Frank B. Halter, Jr., 52, Class I director, a third-generation Greenvillian and Realtor, has served as president of Coldwell Banker Caine Residential, a real estate brokerage company, since 1999. He manages that company's residential, relocation and property management and new homes groups. Mr. Halter received his B.S. in finance from the University of South Carolina and has earned the Graduate Realtors Institute and the Certified Real Estate Broker designations from the National Association of Realtors. Mr. Halter is a member of the South Carolina Association of Realtors board of directors, and is president of the Greenville Downtown Business Association. He is a member of the City Board of Zoning Appeals, of the Greater Greenville Chamber of Commerce Board of Governors and a director of the Greenville Convention and Visitor's Bureau (CVB). He also serves on the Greenville Hospital System Advisory Board. Mr. Halter is a past director of the Greater Greenville Association of Realtors, past president of the Association's Multiple Listing Service, and past chairman of the Association's Professional Standards Committee.

R. Bruce Harman, 53, Class II director and Audit Committee Chairman, has been employed in various positions since 1986 with R. L. Kunz, Inc., a manufacturer's representative for industrial and commercial air handling equipment, and has served as president of the company since 2001. Mr. Harman is also a shareholder in the company and is corporate secretary. He attended Clemson University on a basketball scholarship and graduated in 1976 with a B.S. degree in administrative management. In 1979, Mr. Harman obtained an M.B.A. degree in management and marketing from Concordia University in Montreal, Quebec. Since 1986, Mr. Harman has been a licensed certified public accountant in the state of South Carolina and is a member of the American Institute of Certified Public Accountants and the South Carolina Association of Certified Public Accountants.

Arthur L. Howson, Jr., 56, Class II director and chairman of our board, is a shareholder of Gallivan, White & Boyd, P.A., where he has practiced since 1981, specializing in real estate, banking, and corporate law. He is a member of the South Carolina Bar, the Greenville County Bar, and the American Bar Association, and is listed in the book The Best Lawyers in America in the field of Real Estate Law. Mr. Howson received an A.B. degree in History from the University of North Carolina at Chapel Hill in 1973 and a J.D. degree from the University of South Carolina School of Law in 1976. While in law school, Mr. Howson was a member of the Order of Wig and Robe. He was admitted to practice law in the State of South Carolina in 1976. Mr. Howson has been active in the community through business, civic, and church activities. He has served as president of Senior Action, Inc., the Greenville Chorale, and Greenville Friends of the Zoo and has served as a member of the board of directors of Gateway House, Inc. He is a member of Westminster Presbyterian Church, where he has served as an elder and has sung in the Sanctuary Choir since 1981. He is also a member of the Real Estate Economic Development Committee of the Greenville Chamber of Commerce.

Paula S. King, CPA, 48, Class II director, is our executive vice president and chief financial officer. Ms. King, a Greenville native, began her career in the financial services industry in 1986 as vice president of Shelter Mortgage and Investment Company, a commercial mortgage loan brokerage firm. She began her banking career in 1992 as senior vice president and controller of Greenville National Bank and served in that capacity until the bank's acquisition by Regions Bank in 1999. In 1999, Ms. King became the senior vice president and chief financial officer of New Commerce Bank, serving in this role from the bank's start-up until 2002. From 2002 until 2003, Ms. King was a consultant for de novo banks, providing board and senior management training. Most recently she was employed in the banking group of Elliott Davis, LLC from 2004 until she began organizing efforts for our bank in February 2005. Ms. King is a 1982 graduate of Furman University with a B.A. in accounting and business administration and is a member of the South Carolina Association of Certified Public Accountants and American Institute of CPAs. She has attended the AICPA National Banking School at the University of Virginia. Ms. King serves on the South Carolina Bankers Association's Community Bankers Council and is a past chairman of the SCBA Operations committee. She serves on the Greenville United Way Helping Youth Succeed Impact Council and Evaluation Committee, and the Palmetto Society Women's Leadership Council and is chairman of the Women in Banking Committee.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On February 12, 2008 the board of directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the fiscal year ending December 31, 2008. Although we are not required to seek shareholder ratification on the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, LLC, the board of directors will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our board of directors has the discretion to appoint a different independent registered public accounting firm at any time during the year if the board believes that such a change would be in the best interest of us and our shareholders. We expect that a representative from Elliott Davis, LLC will attend the meeting and will be available to respond to appropriate questions from shareholders.

The board unanimously recommends that shareholders vote **FOR** the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the fiscal year ending December 31, 2008.

If a quorum is present, the approval of Proposal No. 2 requires that the votes cast favoring the proposal exceed the votes cast opposing the proposal.

March 25, 2008
Greenville, South Carolina

INDEX TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND DECEMBER 31, 2006

ElliottDavis
Accountants and Business Advisors

200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BankGreenville Financial Corporation and Subsidiary
Greenville, South Carolina

We have audited the accompanying consolidated balance sheets of BankGreenville Financial Corporation and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BankGreenville Financial Corporation and Subsidiary as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of BankGreenville Financial Corporation and Subsidiary's internal control over financial reporting as of December 31, 2007 included in Management's Report on Internal Controls Over Financial Reporting and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Greenville, South Carolina
March 17, 2008

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31	
	2007	**2006**
Assets		
Cash and due from banks	$ 830,543	$ 552,972
Federal funds sold	-	4,991,000
Total cash and cash equivalents	830,543	5,543,972
Investment securities available for sale	18,480,908	9,806,419
Federal Home Loan Bank stock	183,000	-
Loans, net	35,751,582	13,814,879
Property and equipment, net	2,865,258	808,045
Building construction in progress	-	1,327,968
Accrued interest receivable	319,909	187,439
Other assets	122,706	167,987
Total assets	$ 58,553,906	$ 31,656,709
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing	$ 1,954,715	$ 1,478,051
Interest bearing	42,144,946	19,453,950
Total deposits	44,099,661	20,932,001
Accrued interest on deposits	390,868	148,499
Federal funds purchased	1,648,000	-
Federal Home Loan Bank advances	2,440,000	-
Accounts payable and accrued liabilities	296,516	509,377
Total liabilities	48,875,045	21,589,877
Commitments and contingencies – note 9		
Shareholders' Equity		
Preferred stock, no par value; 10,000,000 shares authorized; none issued and outstanding	-	-
Common stock, no par value; 10,000,000 shares authorized; 1,180,000 shares issued and outstanding at December 31, 2007 and 2006	11,142,669	11,084,562
Accumulated other comprehensive income	57,834	9,562
Retained deficit	(1,521,642)	(1,027,292)
Total shareholders' equity	9,678,861	10,066,832
Total liabilities and shareholders' equity	$ 58,553,906	$ 31,656,709

The accompanying notes are an integral part of these financial statements.

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended December 31 2007	2006
Interest income		
Loans and fees	$ 1,894,835	$ 553,556
Investment securities	707,096	276,941
Federal funds sold	194,304	345,686
Total interest income	2,796,235	1,176,183
Interest expense		
Deposits	1,400,145	385,417
Other	7,981	-
Total interest expense	1,408,126	385,417
Net interest income	1,388,109	790,766
Provision for loan losses	238,821	210,379
Net interest income after provision for loan losses	1,149,288	580,387
Non-interest income		
Gain on investment securities sales	3,313	-
Mortgage brokerage fees	37,556	19,620
Other	19,163	7,396
Total non-interest income	60,032	27,016
Non-interest expense		
Compensation and employee benefits	953,430	759,828
Occupancy and equipment	205,765	250,008
Data processing and related costs	179,646	103,374
Marketing, advertising and shareholder communications	74,233	48,585
Legal and audit	52,885	67,757
Other professional fees	53,396	3,475
Supplies, postage and telephone	43,040	50,937
Insurance	16,970	17,055
Credit related expenses	24,633	30,163
Courier and armored carrier service	18,601	16,805
Regulatory fees and FDIC insurance	24,602	7,356
Other	56,469	37,445
Total non-interest expense	1,703,670	1,392,788
Loss before income tax benefit	(494,350)	(785,385)
Income tax benefit	-	-
Net loss	$ (494,350)	$ (785,385)
Basic and diluted loss per common share	$ (0.42)	$ (0.67)
Weighted average common shares outstanding-basic and diluted	1,180,000	1,180,000

The accompanying notes are an integral part of these financial statements.

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS
For the years ended December 31, 2007 and December 31, 2006

	Common stock		Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity
	Shares	Amount			
Balance, December 31, 2005 (Development stage enterprise)	1,180,000	$ 11,035,013	$ -	$ (241,907)	$ 10,793,106
Adjustment of 2005 accrued offering expenses to actual	-	274	-	-	274
Stock compensation expense	-	49,275	-	-	49,275
Comprehensive loss:					
Net loss	-	-	-	(785,385)	(785,385)
Unrealized gains on investment securities available for sale, no tax effect	-	-	9,562	-	9,562
Total comprehensive loss	-	-	-	-	(775,823)
Balance, December 31, 2006	1,180,000	11,084,562	9,562	(1,027,292)	10,066,832
Stock compensation expense	-	58,107	-	-	58,107
Comprehensive loss:					
Net loss	-	-	-	(494,350)	(494,350)
Unrealized gains on investment securities available for sale, no tax effect	-	-	48,272	-	48,272
Total comprehensive loss	-	-	-	-	(446,078)
Balance, December 31, 2007	1,180,000	$ 11,142,669	$ 57,834	$ (1,521,642)	$ 9,678,861

The accompanying notes are an integral part of these financial statements.

BANKGREENVILLE FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31, 2007	2006
Operating activities		
Net loss	$ (494,350)	$ (785,385)
Provision for loan losses	238,821	210,379
Stock compensation expense	58,107	49,275
Depreciation	87,659	32,555
Accretion of discounts on investment securities, net	(5,309)	(1,816)
Amortization of land improvements	-	105,317
Earnest money deposit on land	-	20,000
Gain on the sale of investment securities	3,313	-
Increase in interest receivable	(132,470)	(184,997)
Decrease (increase) in other assets	45,281	(132,791)
Increase in accrued interest payable on deposits	242,369	148,499
(Decrease) increase in accounts payable and accrued liabilities	(212,861)	363,674
Net cash used in operating activities	(169,440)	(175,290)
Investing activities		
Increase in loans, net	(22,175,524)	(14,025,258)
Purchase of investment securities available for sale	(11,866,823)	(10,933,728)
Proceeds from sales and calls of investment securities	2,676,305	1,030,000
Proceeds from principal paydowns on mortgage-backed securities	566,297	108,687
Purchase of Federal Home Loan Bank stock	(183,000)	-
Purchase of property and equipment	(821,389)	(820,680)
Disposal of fixed assets	4,485	-
Building construction in progress	-	(1,301,305)
Net cash used for investing activities	(31,799,649)	(25,942,284)
Financing activities		
Net increase in common stock due to adjustment in stock offering costs	-	274
Increase in deposits, net	23,167,660	20,932,001
Increase in notes payable to Federal Home Loan Bank	2,440,000	-
Increase in federal funds purchased	1,648,000	-
Net cash provided from financing activities	27,255,660	20,932,275
Net decrease in cash and cash equivalents	(4,713,429)	(5,185,229)
Cash and cash equivalents, beginning of year	5,543,972	10,729,271
Cash and cash equivalents, end of year	$ 830,543	$ 5,543,972
Supplemental information		
Cash paid for:		
Interest	$ 1,164,541	$ 236,918
Schedule of non-cash transactions:		
Increase in unrealized gains on investment securities, no income tax	$ 48,272	$ 9,562

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

BankGreenville Financial Corporation (the "Company") is a South Carolina corporation organized to operate as a bank holding company pursuant to the Federal Bank Holding Company Act of 1956 and the South Carolina Bank Holding Company Act, and to own and control all of the capital stock of BankGreenville (the "Bank"). The Bank is a state chartered institution organized under the laws of South Carolina to conduct general banking business in Greenville, South Carolina. From our inception on March 18, 2005 and before opening the Bank for business on January 30, 2006, we engaged in organizational and pre-opening activities necessary to obtain regulatory approvals and to prepare our subsidiary, the Bank, to commence business as a financial institution. The Company sold 1,180,000 shares of its common stock at $10.00 per share and raised $11.8 million in its initial public offering. Proceeds, net of brokerage commissions and other offering costs totaled approximately $11.04 million and the Bank was capitalized with $11 million of the net proceeds. The Bank is primarily engaged in the business of accepting deposits, insured by the FDIC, and providing commercial, consumer and mortgage loans to the general public in Greenville County, South Carolina.

The following is a description of the more significant accounting and reporting policies that the Company follows in preparing and presenting consolidated financial statements.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. In consolidation, all significant intercompany transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. The Company uses the accrual basis of accounting.

Until the Bank opened for business on January 30, 2006, the Company was accounted for as a development stage enterprise as defined by Statement of Financial Accounting Standards ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises," as the Company devoted substantially all of its efforts to establishing a new business. When the Bank opened, certain reclassifications and adjustments were made to the financial statements to reflect that the Company is now accounted for as an operating company. Such adjustments are included in the financial statements.

Management's estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change include the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment. While management uses available information to recognize losses on loans and foreclosed real estate, changes in local economic conditions as well as a variety of other factors may require additions to the allowance.

In addition, as an integral part of their examination process, regulatory agencies periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Risks and uncertainties

In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default within the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to changes with respect to valuation of assets, amount of required loss allowance and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations. The Bank makes loans to individuals and businesses in and around Greenville County, South Carolina for various consumer and commercial purposes. The Bank has a diversified loan portfolio. Borrowers' ability to repay their loans is not dependent upon any specific economic sector.

Investment securities

Investment securities are accounted for in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Management classifies securities at the time of purchase into securities held to maturity, trading securities and securities available for sale. Securities held to maturity are securities which the Company has the positive intent and ability to hold to maturity, and are reported at amortized cost. Trading securities are purchased and held principally for the purpose of selling them in the near future and are reported at fair value with unrealized gains and losses included in earnings. Securities available for sale are securities that may be sold under certain conditions, and are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity as accumulated other comprehensive income (loss). At December 31, 2007 and 2006, the Company's investment securities were classified available for sale. The amortization of premiums and accretion of discounts on investment securities are recorded as adjustments to interest income. Gains or losses on sales of investment securities are based on the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Unrealized losses on securities, reflecting a decline in value or impairment judged by the Company to be other than temporary, are charged to earnings in the consolidated statements of operations.

Federal Home Loan Bank stock

The Bank is a member of the Federal Home Loan Bank, ("FHLB"), and is required to own FHLB stock. The amount of FHLB stock owned is determined based on the Bank's balance of residential mortgages and outstanding advances. FHLB stock was $183,000 and $-0- at December 31, 2007 and 2006, respectively. No ready market or quoted market value exists for this stock. Because redemption of FHLB stock has historically been at par value, the carrying amount is deemed to be a reasonable estimate of fair value.

Loans receivable

Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned. Fees earned on loans are amortized over the life of the loan.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed. The Company identifies impaired loans through its normal internal loan review process.

Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected in accordance with the contractual terms. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2007, management has determined that the Company had no impaired loans.

Allowance for loan losses

An allowance for loan losses is maintained at a level deemed appropriate by management to provide adequately for known and inherent losses in the loan portfolio. The determination of the allowance for loan losses is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of the overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, historical loan loss experience, and a review of specific problem loans. Management also considers subjective issues such as changes in lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight, concentrations of credit, and peer group comparisons.

The allowance consists of an evaluation of certain individual loans, including impairment determination and a general evaluation of groups of loans with similar risk characteristics. For loans that are considered impaired, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower that the carrying value of the loan. The general component covers groups of loans with similar risk characteristics and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating individual and general losses in the portfolio.

A loan is considered impaired when, based on current information, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays or payment shortfalls generally are not considered impaired. Management determines the significance of payment delays and shortfalls on a case-by-case basis and takes into consideration all of the circumstances surrounding the loan and the borrower.

Due to the Company's limited operating history, to date the provision for loan losses has been made primarily as a result of the assessment of general loan loss risk compared to banks of similar size and maturity. Due to the Company's short operating history, the loans in the loan portfolio and the lending relationships are of very recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process known as seasoning. As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because the loan portfolio is new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. Management evaluates current and future anticipated economic conditions which may affect borrowers' ability to pay and the underlying collateral value of the loans in determining the estimate of the allowance for loan losses. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries of loans previously charged off are added to the allowance.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings of 40 years and for furniture and equipment of 5 to 10 years. Leasehold improvements are amortized over the life of the lease. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the statement of operations when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

Building construction in progress

Building construction in progress includes architectural and construction costs for our permanent headquarters building. We completed our permanent headquarters on March 31, 2007 and the costs included in "building construction in progress" were transferred to "property and equipment".

Residential loan origination fees

The Company offers residential loan origination services to its clients. The loans are offered on terms and prices offered by the Company's correspondents and are closed in the name of the correspondents. The Company receives fees for services it provides in conjunction with the origination services it provides. The fees are recognized at the time the loans are closed by the Company's correspondent. The Company does not retain servicing rights.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets if it is determined to be more likely than not that all or some portion of the potential deferred tax asset will not be realized.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," to clarify the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company implemented the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

Advertising and marketing

Marketing, promotional and other advertising costs generally are expensed when incurred.

Net loss per share

Basic loss per share represents net loss available to shareholders divided by the weighted-average number of common shares outstanding during the period. Potential common shares that may be issued by the Company relate to outstanding stock options and warrants, and are determined using the treasury stock method. For the years ended December 31, 2007 and 2006, the stock options and warrants were not "in-the-money". The exercise price of the stock options and warrants exceeded the weighted average fair market value of the common stock. The outstanding stock options and warrants were anti-dilutive, and basic and dilutive shares and loss per common share, respectively, were the same.

Stock compensation plans

Upon completion of the offering, the Company issued stock warrants to the organizing directors for the purchase of three shares of common stock at $10.00 per share for every four shares purchased in the stock offering, up to a maximum of 10,000 warrants per director. The Company issued a total of 107,500 warrants, all of which immediately vested upon completion of the offering. 10,000 of these warrants expired in February 2008, due to the death of one of our organizing directors in 2007. The average fair value per share of warrants issued amounted to approximately $1.83. The fair value of each warrant granted was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions used for grants: expected volatility of 6%, risk-free interest rate of 4.0%, dividend rate of 0%, and expected lives of five years.

In addition, during 2006, the Company adopted a stock option plan. 212,400 shares are authorized under the plan. 100,650 options to purchase common stock at $10.00 per share were granted in 2006 and 1,250 options were forfeited. 11,500 options were granted in 2007 and 5,000 options were forfeited. 105,900 options were outstanding at December 31, 2007. The options vest over a five year period from the date of grant and have a contractual term of ten years.

On January 1, 2006, the Company adopted the fair value recognition provisions of FASB SFAS No. 123(R), "Accounting for Stock-Based Compensation", to account for compensation costs under its stock option plan. Previously, stock option plans were accounted for using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees (as amended)" ("APB 25"). Under the intrinsic value method prescribed by APB 25, the Company would not have recognized compensation cost for stock options because the option exercise price in its plan equals the market price on the date of grant. In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the grant date for all new stock options granted and for any outstanding unvested awards, applying the fair value method to those awards as of the date of grant, and is expensed over the employee's requisite service period.

At December 31, 2007, the Company had 105,900 options outstanding at $10.00 per share, of which 18,880 were vested. At December 31, 2006, there were 99,400 options outstanding at $10.00 per share, of which none were vested. The options have a weighted average remaining contractual term of approximately 8.25 years. Total unrecognized compensation cost related to non-vested options granted as of December 31, 2007 was $185,827, and is expected to be expensed ratably over the remaining vesting periods of the stock options. Net loss, as reported, included stock-based employee compensation expense of $58,107 and $49,275 for the years ended December 31, 2007 and 2006, respectively. The exercise or conversion ratio of all stock options granted was 1:1 and the aggregate intrinsic value of the stock options was zero at December 31, 2007.

The weighted average fair value per share of options granted in 2007 amounted to $3.10. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 4%, risk-free interest rate of 5.01%, dividend rate of 0%, and expected lives of seven and a half years.

The weighted average fair value per share of options granted in 2006 amounted to $2.82. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: expected volatility of 6%, risk-free interest rate of 4.45%, dividend rate of 0%, and expected lives of seven and a half years.

Statement of cash flows

For purposes of reporting cash flows, cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Reclassifications

Certain amounts previously reported, have been reclassified to state all periods on a comparable basis. These reclassified amounts had no impact on the Company's retained deficit or net loss.

Recently issued accounting standards

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting and/or disclosure of financial information by the Company.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, that the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

NOTE 2 – INVESTMENT SECURITIES

The amortized costs and fair values of investment securities available for sale were as follows at December 31, 2007 and 2006.

		Gross Unrealized		
December 31, 2007	**Amortized cost**	**Gains**	**Losses**	**Fair value**
U. S. Government sponsored agencies	$ 7,594,037	$39,932	$ -	$ 7,633,969
Mortgage-backed agencies	9,914,098	31,448	14,730	9,930,816
Taxable municipal securities	405,828	1,811	-	407,639
Corporate bonds	509,111	-	627	508,484
Total	$18,423,074	$73,191	$15,357	$18,480,908
December 31, 2006				
U. S. Government sponsored agencies	$6,871,131	$134,084	$137,928	$6,867,287
Mortgage-backed agencies	2,925,726	22,522	9,116	2,939,132
Total	$9,796,857	$156,606	$147,044	$9,806,419

The following table shows the gross unrealized losses and fair values, by investment category, and length of time that individual investment securities has been in a continuous unrealized loss position at December 31, 2007.

	Less Than Twelve Months		**Over Twelve Months**	
December 31, 2007	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Mortgage-backed agencies	$ 978,678	$ 14,420	$ 893,122	$ 310
Corporate bonds	508,484	627	-	-
Total	$1,487,162	$ 15,047	$ 893,122	$ 310

At December 31, 2007, one individual security, a Fannie Mae mortgage-backed agency, had been in a continuous loss position for 12 months or more. The unrealized loss on this investment security was $310 at December 31, 2007. The Company believes, based on industry analyst reports and credit ratings that the deterioration in fair value of individual investment securities available for sale is attributed to changes in market interest rates and not in the credit quality of the issuer and therefore, these losses are not considered other-than-temporary. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.

NOTE 2 – INVESTMENT SECURITIES, continued

The amortized costs and fair values of investment securities available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers have the right to prepay the obligations.

December 31, 2007	Amortized cost	Fair value
Due after five but within ten years	$ 3,878,477	$ 3,897,433
Due after ten years	14,544,597	14,583,475
Total	$18,423,074	$18,480,908

Investment securities with market values of approximately $5.9 million and $1.0 million at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and Federal Home Loan Bank borrowings.

Gross realized gains on the sale of available for sale securities for the year ended December 31, 2007 were $3,313. We had no sales of investment securities in 2006.

NOTE 3 – LOANS

Major loan categories and corresponding amounts outstanding at December 31, 2007 and 2006 were as follows.

	December 31,	
	2007	2006
Real estate:		
Construction and development and land	$12,252,447	$ 2,003,355
Commercial	7,943,180	2,644,180
Residential mortgages	4,913,015	2,619,485
Home equity lines	3,241,876	1,916,581
Total real estate secured loans	28,350,518	9,183,601
Commercial	6,865,262	4,754,119
Consumer	991,166	89,063
Deferred origination fees, net	(9,180)	(1,525)
Gross loans	36,197,766	14,025,258
Less allowance for loan losses	(446,184)	(210,379)
Loans, net	$35,751,582	$13,814,879

At December 31, 2007 and 2006, the Company had no non-accrual loans or loans past-due 90 days or more. For the years ended December 31, 2007 and 2006, there was no forgone interest income on non-accrual loans. At December 31, 2007 and 2006, and during the years then ended, there were no loans considered impaired.

The Bank makes loans to individuals and small to medium sized businesses for various personal and commercial purposes primarily in Greenville County, South Carolina. The Company has a diversified loan portfolio and the portfolio is not dependent on any specific economic segment or industry. The Company regularly monitors credit concentration based on loan purpose, collateral type, industry type and loan amounts outstanding to any one borrower. At December 31, 2007, there were no material concentrations of credit risk within the Company's loan portfolio.

Directors, executive officers and related parties of these groups are clients of and have transactions with the Bank in the ordinary course of business. Included in these transactions are outstanding loans and commitments, all of which are made under substantially the same credit terms, including interest rates charged and collateral requirements, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than the normal risk of collectibility.

NOTE 3 – LOANS, continued

Related party loan activity for the years ended December 31, 2007 and 2006 is shown below. Amounts are approximate.

	2007	2006
Loans outstanding, beginning of year	$ 762,000	$ -
New loans and advances on lines of credit	1,092,000	1,065,000
Repayments on loans	(597,000)	(303,000)
Related party loans outstanding, end of year	$ 1,257,000	$ 762,000

At December 31, 2007 and 2006, there were commitments to extend credit of approximately $501,000 and $247,000, respectively, to related parties.

The amounts of fixed and variable rate loans included in the loan portfolio at December 31, 2007 and 2006 were as follows:

	2007	2006
Variable rate loans	$24,550,026	$11,104,439
Fixed rate loans	11,647,740	2,920,819
Gross loans	$36,197,766	$14,025,258

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by the provision charged to operating income and by recoveries on loans previously charged-off, and is decreased by loans deemed uncollectible and charged-off. The allowance for loan losses at December 31, 2007 and 2006 is shown below.

	December 31,	
	2007	2006
Balance, beginning of year	$ 210,379	$ -
Provision for loan losses	238,821	210,379
Loans charged off	(3,279)	-
Recoveries of loans previously charged off	263	-
Balance, end of year	$ 446,184	$ 210,379

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment are shown below at December 31, 2007 and 2006.

	December 31,	
	2007	2006
Land and land improvements	$645,558	$654,610
Building and improvements	2,017,874	-
Equipment	318,886	187,321
Total property and equipment	2,982,318	841,931
Less: accumulated depreciation	(117,060)	(33,886)
Property and equipment, net	$2,865,258	$808,045

Depreciation expense for the years ended December 31, 2007 and 2006 was $87,659 and $32,555, respectively. Accumulated depreciation was reduced by $4,485 for the disposal of an asset in 2007.

NOTE 5 – DEPOSITS

The following shows the components of deposit accounts at December 31, 2007 and 2006.

	2007	2006
Non-interest bearing demand deposits	$ 1,954,715	$ 1,478,051
Interest bearing checking	2,563,965	1,132,144
Money market and savings	8,909,714	8,672,490
Time deposits, less than $100,000	6,949,347	4,672,876
Time deposits, $100,000 and over	11,514,920	2,950,440
Brokered time deposits, less than $100,000	12,207,000	2,026,000
Total deposits	$ 44,099,661	$20,932,001

Interest expense on time deposits greater than $100,000 was $506,769 and $124,704 for the years ended December 31, 2007 and 2006, respectively. Related party deposits totaled approximately $3.1 million and $4.9 million at December 31, 2007 and 2006, respectively. Public deposits totaled $2,553,383 at December 31, 2007, and $1,053,383 at December 31, 2006, and investment securities were pledged to secure these deposits.

At December 31, 2007, the scheduled maturities of certificates of deposit were as follows.

2008	$25,335,371
2009	4,917,819
2010	216,000
2011 and thereafter	202,077
Total	$30,671,267

NOTE 6 – BORROWINGS AND UNUSED LINES OF CREDIT

At December 31, 2007, the Bank had short-term lines of credit with correspondent banks to purchase a maximum of $5,400,000 in unsecured federal funds. The interest rate on borrowings under these lines of credit is the prevailing market rate for federal funds purchased. The lines of credit are available on a one to fourteen day basis for general corporate purposes. These accommodation lines of credit are renewable annually, and may be terminated at any time at the correspondent banks' sole discretion. The Bank utilized these lines of credit during the third quarter of 2007. The highest month-end amount outstanding was $2,670,000 at November 30, 2007, and the average interest rate paid on these borrowings during the third quarter was 4.50%. At December 31, 2007, $1,648,000 was outstanding at an interest rate of 4.60%. No amounts were outstanding at December 31, 2006, or during the year then ended.

Additionally in 2007, the Bank became a member of the FHLB. At December 31, 2007, the Bank had one FHLB advance outstanding of $2,440,000 secured by investment securities and available borrowings of approximately $3.4 million. The interest rate on the advance outstanding is 3.64%. The advance has a maturity date of December 27, 2010 with a call option on December 27, 2008.

NOTE 7 – INCOME TAXES

Income tax expense for the years ended December 31, 2007 and 2006 is summarized as follows:

	2007	2006
Current portion		
Federal	$ -	$ -
State	-	-
Total current expense	-	-
Deferred expense (benefit)	(143,151)	(247,321)
Change in valuation allowance	143,151	247,321
Income tax expense	$ -	$ -

NOTE 7 – INCOME TAXES, continued

The gross amounts of deferred tax assets and deferred tax liabilities for the years ended December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006
Deferred tax assets		
Allowance for loan losses	$ 86,692	$ 39,000
Organization and start-up costs	97,260	107,269
Accrual to cash method of accounting	19,797	-
Net operating loss carryforward	291,097	200,318
Total deferred tax assets	494,846	346,587
Less valuation allowance	(476,727)	(333,576)
	18,119	13,011
Deferred tax liabilities		
Accrual to cash method of accounting	-	11,369
Other	18,119	1,642
Total deferred tax liabilities	18,119	13,011
Net deferred tax asset	$ -	$ -

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2007 and 2006, in consideration of the lack of an established earnings history, management has provided valuation allowances of 100% to reflect its estimate of net realizable value.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% for 2007 and 2006 to income before income taxes follows:

	2007	2006
Tax benefit at statutory rate	$ (168,079)	$ (267,031)
Change in valuation allowance	143,151	247,321
Other	24,928	19,710
Income tax expense	$ -	$ -

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 8 – RELATED PARTY TRANSACTIONS

On January 30, 2006, the Company purchased approximately 1.23 acres on which to build its headquarters building, at the corner of Woodruff Road and Rocky Slope Road. A family partnership of one of our directors is a one-third partner in an entity which owned fifty percent of the site. The cost of the site was $614,238. Additionally in 2006, the Company incurred $31,320 for its portion of the maintenance costs of a shared storm water retention system. This same family partnership is a one-third partner in the entity which owns 100 percent of our temporary facility site. No costs associated with this family partnership were incurred in 2007.

The law firm in which our chairman of the board is a shareholder assisted in the negotiation and preparation of our land purchase agreement and the closing of the headquarters site, as well as the negotiation of the ground lease agreement for our temporary facility site. The fees for these services totaled $-0- and $6,918 for the years ended December 31, 2007 and 2006, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS, continued

In 2006 and 2007, one of our directors, who is an attorney, prepared employee welfare plan documents for the Company at no cost.

In the ordinary course of business, the Bank transacts loan and deposit business with directors and executive officers as well as their immediate families and business interests. This business with related parties is conducted on substantially the same terms, including interest rates and credit requirements, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk. Refer to Notes 3 and 5 for related party loans and deposits, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Bank has entered into an agreement with a core data processing provider to provide item and core processing services. At December 31, 2007, the agreement had a remaining term of forty-three months. The monthly cost of this service is based on account and activity volumes, but is expected to be no less than $10,000 per month.

The Board of Directors has approved employment agreements with the president and chief executive officer and the executive vice president and chief financial officer. These agreements include provisions regarding term, compensation, benefits, incentive programs, stock option plans and severance and non-compete provisions.

The Bank may become a party to litigation and claims in the normal course of business. At December 31, 2007, management believes there is no material litigation pending.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the ordinary course of business and to meet the financing needs of its clients, the Bank is a party to various financial instruments with off-balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet. The contract amount of those instruments reflects the extent of involvement the Bank has in particular classes of financial instruments.

The Bank has made contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to our clients at predetermined interest rates for a specified period of time. We evaluate each client's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

At December 31, 2007, the Bank had unfunded commitments to extend credit of approximately $5.6 million through various types of lending arrangements. Included in these commitments were standby letters of credit of $72,519. Fixed rate commitments were $0.6 million and variable rate commitments were $5.0 million. At December 31, 2006, commitments to extend credit amounted to $3.1 million.

NOTE 11 – STOCK COMPENSATION PLANS

On February 14, 2006, the Company adopted a stock option plan for the benefit of officers and employees. The Board of Directors may grant up to 212,400 options at an option price per share not less than the fair market value of the stock on the date of grant. The options granted to officers and employees vest over five years and expire 10 years from the date of grant. A summary of the status of the plan and changes for the years ended December 31, 2007 and 2006 is shown below.

NOTE 11 – STOCK COMPENSATION PLANS, continued

	December 31			
		2007		2006
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	99,400	$10.00	-	-
Granted	11,500	10.00	100,650	$10.00
Exercised	-		-	-
Forfeited	(5,000)	(10.00)	(1,250)	(10.00)
Options outstanding, end of year	105,900	$10.00	99,400	$10.00
Options exercisable at year-end	18,880		-	
Shares available for grant	106,500		113,000	

Upon completion of the stock offering, the Company issued warrants to each of its organizing directors to purchase up to an additional total of 107,500 shares of common stock at $10.00 per share. These warrants were immediately vested and exercisable and expire in 2015. 10,000 of these warrants expired unexercised in February 2008 due to the death of one of our organizing directors. No warrants were exercised in 2007 or 2006.

NOTE 12 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material impact on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on average assets, which is known as the leverage ratio. Banks are to maintain capital at the minimum requirement of 4%.

As of December 31, 2007, the most recent notification from the Bank's primary regulator categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category since that notification.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31, 2007 and 2006.

NOTE 12 – REGULATORY MATTERS, continued

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
As of December 31, 2007	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk weighted assets	$10,031,000	23.32%	$3,442,000	8.00%	$4,302,000	10.00%
Tier 1 capital to risk weighted assets	9,585,000	22.28	1,721,000	4.00	2,581,000	6.00
Tier 1 capital to average assets (leverage ratio)	9,585,000	18.52	2,071,000	4.00	2,588,000	5.00

	Actual		For capital adequacy purposes Minimum		To be well capitalized under prompt corrective action provisions Minimum	
As of December 31, 2006	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital to risk weighted assets	$10,232,000	54.61%	$1,499,000	8.00%	$1,874,000	10.00%
Tier 1 capital to risk weighted assets	10,022,000	53.49	749,000	4.00	1,124,220	6.00
Tier 1 capital to average assets (leverage ratio)	10,022,000	36.52	1,098,000	4.00	1,372,100	5.00

The Federal Reserve Board has similar requirements for bank holding companies. The Company is currently not subject to these requirements because the Federal Reserve guidelines contain an exemption for bank holding companies of less than $500 million in consolidated assets.

NOTE 13 – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Bank. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds to the Company in the form of cash dividends, loans, or advances. As a South Carolina state bank, the Bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts.

The bank is authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the South Carolina Board of Financial Institutions, provided that the bank received a composite rating of one or two at the last federal or state regulatory examination. The bank must obtain approval from the South Carolina Board of Financial Institutions prior to the payment of any other cash dividends.

NOTE 14– FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, property and equipment and other assets and liabilities.

Fair value approximates carrying value for cash and due from banks and federal funds sold due to the short-term nature of the instrument. Investment securities are valued at fair market values.

Fair value for variable rate loans that reprice frequently and for loans that mature in less than one year is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans and all other loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts with a maturity within one year are valued at their carrying value. The fair value of certificate of deposit accounts with a maturity after one year is estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value approximates carrying value for federal funds purchased due to the short term nature of the instrument. Fair value of FHLB advances with a maturity after one year is estimated by discounting cash flows from expected maturities using current interest rates.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair value presented.

The carrying amounts and estimated fair values, rounded to the nearest thousand, of the Company's financial instruments at December 31, 2007 and 2006 were as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 831,000	$ 831,000	$ 553,000	$ 553,000
Federal funds sold	-	-	4,991,000	4,991,000
Investment securities available for sale	18,664,000	18,664,000	9,806,000	9,806,000
Federal Home Loan Bank stock	183,000	183,000	-	-
Loans, net	35,752,000	33,361,000	13,815,000	13,621,000
Financial liabilities:				
Deposits	44,100,000	44,499,000	20,932,000	20,934,000
Federal funds purchased	1,648,000	1,648,000	-	-
FHLB borrowings	2,440,000	2,440,000	-	-

NOTE 15– PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of BankGreenville Financial Corporation (parent company only):

NOTE 15– PARENT COMPANY FINANCIAL INFORMATION, continued

Condensed Balance Sheets

	December 31 2007	December 31 2006
Assets:		
Cash and cash equivalents	$ 35,287	$ 35,287
Investment in subsidiary bank	9,536,192	9,982,270
Due from subsidiary bank	107,382	49,275
Total assets	$ 9,678,861	$ 10,066,832
Shareholders' equity	$ 9,678,861	$ 10,066,832

Condensed Statements of Operations
For the years ended December 31,

	2007	2006
Payment from subsidiary bank for organizational costs	$ -	$ 241,907
Equity in undistributed net loss of subsidiary bank	(494,350)	(1,027,292)
Net loss	$ (494,350)	$ (785,385)

Condensed Statements of Cash Flows
For the years ended December 31,

	2007	2006
Operating activities		
Net loss	$ (494,350)	$ (785,385)
Adjustments to reconcile net loss to net cash provided by operating activities		
Equity in undistributed net loss of subsidiary bank	494,350	1,027,292
Decrease in other assets	-	209,538
Decrease in accrued expenses	-	(145,703)
Net cash provided by operating activities	-	305,742
Investing activities		
Investment in subsidiary bank	-	(11,000,000)
Due from subsidiary bank	(58,107)	(49,275)
Net cash used in investing activities	(58,107)	(11,049,275)
Financing activities		
Increase in net proceeds from offering due to adjustment of stock offering costs	-	274
Stock based compensation	58,107	49,275
Net cash provided by financing activities	58,107	49,549
Decrease in cash and cash equivalents	-	(10,693,984)
Cash and cash equivalents, beginning of year	35,287	10,729,271
Cash and cash equivalents, end of year	$ 35,287	$ 35,287

BankGreenville
Financial Corporation

499 Woodruff Road
Greenville, South Carolina 29607
864-335-2200
www.BankGreenville.com

END